SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                       No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.  Press Release: Prana Prana’s PBT2 Phase II trial receives funding from Alzheimer’s Drug Discovery Foundation

Prana Honored at Alzheimer’s Drug Discovery Foundation Dinner

Additional Funding Raised during “To Live is to Think” Event

Melbourne – April 28, 2011: Prana Biotechnology (NASDAQ:PRAN; ASX:PBT) announced that the Alzheimer’s Drug Discovery Foundation (ADDF) awarded Prana with ‘Fund a Scientist’ additional financing in the amount of xxx, on top of the mission-related investment of US$700,000 over two years to conduct a clinical trial investigating the potential of PBT2 to reduce the accumulation of beta-amyloid in the brain of people with Alzheimer’s Disease (AD). Beta-amyloid is thought to be a cause of brain cell death and dementia in Alzheimer’s Disease.  The Phase II study will enroll 40 patients with mild AD for 12 months, with Positron Emission Tomography (PET) amyloid neuroimaging and other biomarkers as the primary outcome measures.

Howard Fillit, MD, the ADDF’s Executive Director, said, We are pleased to be able to provide meaningful support to Prana at this crucial stage in its development. PBT2 stands out as one of the few orally available agents with clinical trial evidence of cognitive benefit for Alzheimer’s patients. If this Phase II trial is successful, it will further demonstrate target engagement by PBT2 in the brain of people with Alzheimer’s Disease. It is hoped that these additional data will accelerate the clinical development of PBT2 to patients.  The additional funds that were raised during last night’s gala event is an indication of the urgency that progress be made quickly in finding solutions.”

Previously PBT2 demonstrated a significant decrease in beta-amyloid in the cerebrospinal fluid and significantly improved executive function in mild Alzheimer’s Disease patients within three months of treatment*.  The ADDF funded Phase II study will ask the question, ‘what is happening to the amyloid burden of these patients using the same dose that previously resulted in cognitive improvements, and is this change sustainable?’ Since the number of patients in the study is relatively small, cognitive function will be included as a secondary outcome measure.

“UPDATE:  We are honored to be selected for funding by the ADDF, an organization that is internationally recognized as supporting some of the most ground breaking drug discovery and development research today in Alzheimer’s Disease,” said Mr. Geoffrey Kempler, Prana’s Executive Chairman. “The trial will advance our understanding of PBT2’s potential mechanism of action for disease modification in humans, a critical step forward that complements our strategic plan to advance PBT2 through clinical trials for the treatment of both Alzheimer’s and Huntington’s Disease.”

The Phase II trial is planned to commence in Australia in the second half of 2011. It will recruit patients with mild Alzheimer’s Disease who have demonstrated evidence of amyloid burden in the brain by PET-amyloid imaging.
 *Lannfelt et al. Lancet Neurology (2008) vol. 7, pp. 779-86; Lannfelt et al. Lancet
Neurology (2009) vol. 8, pp. 981.

About the Alzheimer’s Drug Discovery Foundation (ADDF)
The ADDF (www.alzdiscovery.org) is the only public charity whose sole mission is to accelerate the discovery and development of drugs to prevent, treat and cure Alzheimer’s Disease, related dementias and cognitive aging. Since 1998, the ADDF has granted more than $45 million to fund over 325 Alzheimer’s drug discovery programs in academic centers and biotechnology companies in 17 countries.
For more information about the ADDF or to speak with Dr. Fillit, please contact Filomena Machleder at 212-901-8004 or fmachleder@alzdiscovery.org.

About Prana Biotechnology
Prana Biotechnology was established to commercialize research into age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Securities Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.
For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934.  The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.  Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts.  Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other  risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K.  Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release.  Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:
Prana Biotechnology Limited
+61 3 9349 4906

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By /s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

May 12, 2011